Exhibit (a)1(g)

RESOLVED, that the Board hereby amends the first two paragraphs of Article FIFTH of the Articles of Incorporation of the Corporation to read as follows, effective August 3, 2006:

FIFTH: The total number of shares of capital stock which the corporation shall have authority to issue is forty billion (40,000,000,000) shares of the par value of one cent ($0.01) per share and the aggregate par value of Four Hundred Million Dollars ($400,000,000). Thirty-seven billion (37,000,000,000) shares shall be divided into the following classes of capital stock, each class comprising the number of shares and having the designations indicated, subject, however, to the authority to increase and decrease the number of shares of any class hereinafter granted to the Board of Directors:

CLASS	NUMBER OF SHARES

Index 500 Stock Portfolio Capital Stock	2,000,000,000

Select Bond Portfolio Capital Stock	2,000,000,000

Money Market Portfolio Capital Stock	2,000,000,000

Balanced Portfolio Capital Stock	3,000,000,000

Aggressive Growth Stock Portfolio Capital Stock	2,000,000,000

Franklin Templeton International Equity Portfolio Capital Stock	2,000,000,000

High Yield Bond Portfolio Capital Stock	2,000,000,000

Large Cap Core Stock Portfolio Capital Stock	2,000,000,000

Growth Stock Portfolio Capital Stock	2,000,000,000

Index 400 Stock Portfolio Capital Stock	2,000,000,000

Small Cap Growth Stock Portfolio Capital Stock	2,000,000,000

T. Rowe Price Small Cap Value Portfolio Capital Stock	2,000,000,000

International Growth Portfolio Capital Stock	2,000,000,000

Capital Guardian Domestic Equity Portfolio Capital Stock	2,000,000,000

Asset Allocation Portfolio Capital Stock	2,000,000,000

AllianceBernstein Mid Cap Value Portfolio Capital Stock	2,000,000,000

Janus Capital Appreciation Portfolio Capital Stock	2,000,000,000

T. Rowe Price Equity Income Portfolio Capital Stock	2,000,000,000

Unallocated	3,000,000,000

TOTAL	40,000,000,000

The balance of three billion (3,000,000,000) shares of such stock may be issued in such classes, or in any new class or classes each comprising such number of shares and having such designations, such powers, preferences and rights and such qualifications, limitations and restrictions as shall be fixed and determined from time to time by resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors, to whom authority so to fix and determine the same is hereby expressly granted. In addition, the Board of Directors is hereby expressly granted authority to increase or decrease the number of shares of any class, but the number of shares of any class shall not be decreased by the Board of Directors below the number of shares thereof then outstanding.

BE IT FURTHER RESOLVED, that the officers of the corporation are authorized and directed to prepare articles supplementary and amended Articles of Incorporation to reflect the actions taken by these resolutions, to file such articles supplementary and amended Articles of Incorporation in accordance with the applicable requirements of the laws of Maryland and at such time as the officers deem appropriate, and to pay such franchise and bonus taxes as may be due.

FURTHER RESOLVED, that the officers of the Series Fund be, and they hereby are, authorized, empowered and directed to take, or cause to be taken, all such further action, and to execute and deliver or cause to be executed and delivered, all such certificates, instruments and other documents in the name and on behalf of the Series Fund as in the judgment of the officer or officers so acting, may be necessary or advisable, to carry out the purposes of the foregoing resolutions.